SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 3)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       UNIVERSAL INSURANCE HOLDINGS, INC.
                       ----------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.01
                         -----------------------------
                         (Title of Class of Securities)

                                   91359V107
                                   ---------
                                 (CUSIP Number)

                                Bradley I. Meier
                       Universal Insurance Holdings, Inc.
                      1110 W. Commercial Blvd., Suite 100
                         Fort Lauderdale, Florida 33309
                              Tel: (954) 958-1200
                              Fax: (954) 958-1202
                              -------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 30, 2007
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Bradley I. Meier

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /    (b) / /
                                                          ------------------

        Inapplicable

3       SEC USE ONLY
        ------------

4       SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
           -----------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      18,432,358

8     SHARED VOTING POWER

      1,395,938

9     SOLE DISPOSITIVE POWER

      18,432,358

10    SHARED DISPOSITIVE POWER

      1,395,938

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,828,296

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      51.29%

14    TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                       UNIVERSAL INSURANCE HOLDINGS, INC.

                                  INTRODUCTION

      This Amendment No. 3 to Schedule 13D is being filed by Bradley I. Meier. Mr. Meier filed an original Schedule 13D with the Securities and Exchange Commission (the "Commission") dated February 10, 2005 (the "Original 13D"). The Original 13D was amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the Commission dated May 5, 2005, and Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the Commission dated August 24, 2007. Capitalized terms used herein but not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2.

ITEM 1.  SECURITY AND ISSUER.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) Name: Bradley I. Meier

      (b) Business Address: c/o Universal Insurance Holdings, Inc., 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309

      (c) Principal Occupation: President and CEO of Universal Insurance Holdings, Inc.

      (d) During the last five years, Mr. Meier has not been convicted in a criminal proceeding.

      (e) During the last five years, Mr. Meier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

      (f) Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO PROVIDE THE FOLLOWING
      INFORMATION:

      This Amendment No. 3 relates to Mr. Meier's disposition of 880,000 shares of Common Stock ("Shares") in a sale of securities pursuant to Rule 144 under the Securities Act of 1933, as amended, on November 30, 2007 (the "Transaction Date"). The Shares consisted of shares of Company Common Stock that Mr. Meier received as compensation from the Company in lieu of salary.

      Immediately  prior  to the Transaction Date, Mr. Meier beneficially  owned
      20,708,296  shares  of   Company   Common  Stock.   Currently,  Mr.  Meier
      beneficially owns 19,828,296 shares of Company Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO PROVIDE THE FOLLOWING
      INFORMATION:

      Mr. Meier disposed of the Shares as part of his personal long-term investment strategy for asset diversification and liquidity.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED IN ITS ENTIRETY AS FOLLOWS:

      Mr. Meier beneficially owns an aggregate of 19,828,296 shares of Company Common Stock (which includes options to purchase 3,645,000 shares of Company Common Stock exercisable within 60 days hereof), which represents 51.29% of the outstanding shares of Company Common Stock. The percentage is based on 38,662,729 shares of Company Common Stock outstanding on November 14, 2007.

      Of the 19,828,296 shares of Common Stock, Mr. Meier (i) has the sole power to vote and the sole power to dispose of 18,432,358 shares of Common Stock and (ii) shares voting and dispositive power, with respect to an aggregate of 1,395,938 shares of Common Stock, which are subject to proxies granting voting power to Mr. Meier as follows: (A) 333,792 shares owned by Phyllis Meier, Mr. Meier's mother, (B) 394,246 shares owned by Norman Meier, Mr. Meier's father, and (C) an additional 17,900 shares over which Mr. Meier has voting power; and (D) options to purchase an aggregate of 650,000 shares of Common Stock owned by Norman Meier, Mr. Meier's father.

      Information regarding Phyllis Meier and Norman Meier is set forth below:

      Name:  Phyllis Meier and Norman Meier

      Business  Address:   c/o  Universal  Insurance  Holdings,  Inc.,  1110  W.
      Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309

      Principal Occupation:   Norman  Meier  -  Executive  Chairman of DermWorx,
      Inc.; Phyllis Meier - Investor

      During the last five years, neither Phyllis Meier nor Norman Meier has been convicted in a criminal proceeding.

      During the last five years, neither Phyllis Meier nor Norman Meier has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

      Citizenship:  United States

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      None.



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 19, 2007



                             By:   /s/ Bradley I. Meier
                                  ---------------------
                             Name: Bradley I. Meier